UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of July, 2012

Commission File Number: 001-35575

Cencosud S.A.

(Translation of registrant’s name into English)

Av. Kennedy 9001, Piso 6

Las Condes, Santiago

Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Cencosud S.A.

Av. Kennedy 9001, Piso 6

Las Condes, Santiago, Chile

On July 19, 2012, Cencosud S.A. (“Cencosud” or the “Company”) filed a notice of a transaction in shares of the Company with the Chilean Superintendency of Securities and Insurance, “Superintendencia de Valores y Seguros” pursuant to article 20 of Act number 18.045 of the Republic of Chile announcing the acquisition by Inversiones Tano Limitada, an affiliate of the Company, of 52,893,270 shares of common stock of the Company at a price per share of 2600 Chilean Pesos in connection with the Company’s preemptive rights offering that closed on July 21, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cencosud S.A.

Date: July 23, 2012	By:	/s/ Daniel Rodríguez Cofré
	Name:	Daniel Rodríguez Cofré
	Title:	CEO